REALTY CAPITAL INCOME FUNDS TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

1.	INTRODUCTION

Realty Capital Income Funds Trust (the “Trust”) is a statutory trust established under Delaware law. The Trust’s Declaration of Trust provides for the Trust to issue shares of beneficial interest in an unlimited number of series, with each series representing a fractional undivided interest in a separate designated investment portfolio. The Declaration of Trust also provides that the shares of each series, or of certain designated series, may be divided into various classes that vary as permitted by Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

This Multiple Class Plan (the “Plan”) is adopted by Board of Trustees (the “Board”) of the Trust, including a majority of its trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust (the “Independent Trustees”), pursuant to Rule 18f-3(d) of the 1940 Act with respect to each series of the Trust (each, a “Fund” and, collectively, the “Funds”) listed on the chart in Schedule A attached hereto.

The Trust currently offers three classes of shares of beneficial interest (“Shares”), designated as Class A, Class C, and Class I (each, a “Class,” and, collectively, the “Classes”). Except as outlined below, each class of Shares represents interests in the same investment portfolio of the Fund and has the same rights, preferences, voting powers, restrictions and limitations.

The Board, including a majority of the Independent Trustees, has determined that this Plan, including the allocation of expenses, is in the best interest of the Trust as a whole, each Fund and each Class of Shares offered by a Fund.

2.	GENERAL DESCRIPTION OF CLASSES OFFERED

1.	Class A Shares. The Trust has adopted a Class A Distribution and Shareholder Service Plan under Rule 12b-1 under the 1940 Act. Pursuant to this Plan, Class A Shares are subject to a shareholder service fee of 0.25% of the average daily net assets of the Class A Shares of a Fund and a distribution fee of 0.25% of the average daily net assets of the Class A Shares of a Fund.

Class A Shares also bear the expenses attributable to the Class as described below under “Income and Expense Allocation” (“Class Expenses”).

2.	Class C Shares. The Trust has adopted a Class C Distribution and Shareholder Service Plan under Rule 12b-1 under the 1940 Act. Pursuant to this Plan, Class C Shares are subject to a shareholder service fee of 0.25% of the average daily net assets of the Class C Shares of a Fund and a distribution fee of 0.75% of the average daily net assets of the Class C Shares of a Fund.

Class C Shares also bear their Class Expenses, as described below.

3.	Class I Shares. The Trust has not adopted a plan pursuant to Rule 12b-1 under the 1940 Act for Class I Shares and Class I Shares are subject to neither a shareholder service nor a distribution fee.

Class I Shares bear their Class Expenses, as described below.

4.	Initial Investment Amounts. Class A and Class C Shares currently have a minimum initial investment amount of $1,000, or $100 for an automatic investment plan account. Class I Shares currently have a minimum initial investment amount of $100,000. These minimums may be changed from time to time by Board vote without requiring shareholder approval. Additionally, the minimums may be waived from time to time for certain types of shareholders as disclosed in the Trust’s registration statement, as it may be amended from time to time, subject to Board approval and without requiring shareholder approval.

5.	A Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.

6.	Additional Classes of Shares. The Board has the authority to create additional classes, or change features of existing classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act and the Trust’s Declaration of Trust.

3.	INCOME AND EXPENSE ALLOCATION

Except for Class Expenses, all expenses incurred by a Fund are allocated among the Class A Shares, Class C Shares, and Class I Shares based on the net assets of the Fund attributable to each Class. Among other things, Class Expenses include:

1.	transfer agency fees and shareholder servicing expenses identified as being attributable to a specific Class of Shares;

2.	state securities registration or notification fees incurred by a specific Class of Shares;

3.	Securities and Exchange Commission (“SEC”) registration fees incurred by a specific Class of Shares;

4.	accounting, audit and tax expenses relating to a specific Class of Shares;

5.	fees and other payments made to service providers for holders of a particular Class of Shares, including maintenance of individual brokerage accounts and custody accounts as well as related and unrelated dividend disbursing and sub-accounting services;

6.	the expenses of administrative personnel and services required to provide recordkeeping and support the holders of a specific Class of Shares;

7.	litigation or other legal expenses relating only to one Class of Shares;

8.	trustees’ fees incurred as a result of time spent addressing issues relating only to a specific Class of Shares;

9.	legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy materials to current holders of a specific Class of Shares; and

10.	such other expenses actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than other Classes.

Expenses of a Fund allocated to a particular Class of Shares of that Fund are borne on a pro rata basis by each outstanding Share of that Class. Income, realized and unrealized capital gains and losses, and expenses not allocated to a specific Class, are allocated to each Class of Shares of a Fund on the basis of the net asset value of that Class in relation to the entire net asset value of the Fund.

4.	VOTING RIGHTS

Each Share class has exclusive voting rights with respect to matters that exclusively affect such Class. For example, each of Class A and Class C has its own Rule 12b-1 Plan. Thus, only Class A would vote on matters with respect to the Class A Rule 12b-1 Plan and only Class C would vote on matters with respect to the Class C Rule 12b-1 Plan.

5.	CLASS DESIGNATION

Subject to the appropriate approval by the Board, the Trust may alter the nomenclature for the designation of one or more of its Classes of Shares.

6.	ADDITIONAL INFORMATION

This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Class of Shares of the applicable Fund; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes contained in this Plan. The prospectus for the Trust contains additional information about the Classes, the Fund(s) and the Trust’s multiple class structure.

7.	DATE OF EFFECTIVENESS

After approval by a majority of the Board, including a majority of the Independent Trustees, this Plan will become effective on April 11, 2013.

Adopted: April 11, 2013

SCHEDULE A

Fund	Available Classes
AR Capital Real Estate Income Fund	Class A, Class C, Class I